

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Yao (Jessie) Liu
Chief Financial Officer
Tuya Inc.
10/F, Building A, Huace Center
Xihu District, Hangzhou City
Zhejiang, 310012
People's Republic of China

> **Re: Tuya Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated September 29, 2023**
> **File No. 001-40210**

Dear Yao (Jessie) Liu:

We have reviewed your September 29, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. You indicated in response to prior comment 2 that the Company has maintained significant "cash amounts" for its "working capital needs." Your response to prior comment 4 further states that, as of June 30, 2023, short-term deposits were approximately 82.2% of the Company's total assets on a consolidated basis and that such short-term deposits "resulted from the Company's recent IPO."
    *   Please provide further analysis as to how the Company's significant holdings in "short-term deposits," which carry maturity dates of up to one year, are consistent with the statement that you maintain significant "cash amounts" for "working capital needs," particularly in light of the availability of more liquid investments.

- Please provide further analysis addressing the impact of the Company's significant holdings in "short-term deposits" on the factors outlined in <u>Tonapah Mining Company of Nevada</u>, 26 SEC 426 (1947).
- Please provide further explanation as to how the Company's significant holdings in "short-term deposits" relate to the Company's IPO, which occurred over two and half years ago (in March 2021).
- Please provide further explanation regarding the activities of the officers and directors of the Company and its subsidiaries in connection with short-term deposits. We note, for example, that you indicate "only 2 employees are responsible for managing Tuya's investment securities." Tell us whether these figures were recalculated under the assumption that "short-term deposits" are not cash items as requested in the prior comments. More broadly, given the Company's significant holdings of short-term deposits, provide additional detail about the management of "short-term deposits" by the Company and its subsidiaries.

2. We note footnote 13 in response to prior comment 2 states that "[i]f short-term deposits… were treated as investment securities, certain of the Significant Subsidiaries, as well as Tuya Smart, the VIE and the other subsidiaries of the Company would have income derived from investment securities." Please provide further details and analysis regarding the sources of present income for the Company's subsidiaries assuming that short-term deposits were treated as "investment securities."

3. In response to prior comment 3, you indicate that certain subsidiaries of the Company are not investment companies under Section 3(b)(1) of the Investment Company Act of 1940 (the "Investment Company Act"). Please advise as to whether any such subsidiaries have received a legal opinion of counsel that the Company is not an investment company under Section 3(b)(1) of the Investment Company Act. If so, advise if you are willing to provide such opinions of counsel.

4. We note in response to prior comment 3, you state that "at least 60% of the value of the Company's total assets (exclusive of U.S. government securities and cash items) consists of: (i) direct equity interests in and/or loans to Tuya Market, Tuya (HK) and Tuya Global, its majority-owned subsidiaries and (ii) loans to Tuya HK Subs (as defined below), its direct or indirect wholly-owned subsidiaries. Each of Tuya Market, Tuya (HK), Tuya Global and each Tuya HK Sub is a qualifying majority-owned subsidiary for purposes of the 40% Test because each such subsidiary is primarily engaged in the business of providing IoT related products and services and, as discussed in section B below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act." However, section B of the response indicates that certain direct and indirect subsidiaries of the Company own "short-term deposits" and investment securities having a value exceeding 40 percent of such subsidiary's total assets (exclusive of Government securities and cash items) on an unconsolidated basis (such subsidiaries, "Potential IC Subsidiaries"). Please provide an updated detailed legal analysis regarding whether the Company meets the definition of an "investment company" under Section 3(a)(1)(C) of

the Investment Company Act, assuming that securities issued by Potential IC Subsidiaries, including notes or other securities issued in connection with intercompany loans, are "investment securities" under Section 3(a)(2) of the Investment Company Act.

5. With regards to section C in your response to prior comment 3, describing categories of assets on Appendix A:
    - Please provide further factual and legal analysis regarding whether assets categorized as "Notes Receivables" are investment securities. Note that Reves v. Ernst & Young, 494 U.S. 56 (1990) addresses the definition of "security" under section 3(a)(10) of the Securities Exchange Act of 1934.
    - Section C discusses a category of assets as "Other Equity Instrument Investments." Please tell us what the corresponding category is in Appendix A for this item.
    - Please provide a further description of the assets categorized as "Amounts due from the Company's Intergroup Companies. For example, describe whether and how such arrangements are documented, the financial terms of such arrangements and the purposes for entering into such arrangements.
    - Please provide a further description of the assets categorized as "Prepayments made for share repurchase program". Tell us whether these amounts relate to a contract for a future purchase of securities or derive value from the Company's shares.

6. Please advise as to whether the Company is able to recalculate its responses as of September 30, 2023. If so, provide an updated Appendix A as of September 30, 2023.

7. Please provide us with a draft risk factor disclosing risks related to the Company potentially operating as an "investment company" under the Investment Company Act.

 Please contact Melissa Kindelan at (202) 551-3564 or Christine Dietz at (202) 551-3408 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Xiaolang Chai, Capital Market Director